PHELPS DODGE CORPORATION AND SUBSIDIARIES
Exhibit 12
COMPUTATION OF TOTAL DEBT TO TOTAL CAPITALIZATION
(Unaudited; $ in millions)

	March 31,	December 31,
	2006	2005

Short-term debt	$27.1	14.3

Current portion of long-term debt	2.5	2.5

Long-term debt	674.8	677.7

Total debt	704.4	694.5

Minority interests in consolidated subsidiaries	1,019.0	915.9

Shareholders’ equity	5,584.4	5,601.6

Total capitalization	$7,307.8	7,212.0

Ratio of total debt to total capitalization	9.6%	9.6%